

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Lemont Inc

(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

Address: 135-50 Roosevelt Ave., 308, Flushing, NY11354 Tel: 646-508-6285

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Name:Wanjun Xie **Address:135-50 Roosevelt Ave., 308, Flushing, NY11354 Tel: 646-508-6285**

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6200

(Primary standard Industrial Classification Code Number)

47-1601344

(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

Name: **Liuyan Li**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(b) the issuer's officers;

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(c) the issuer's general partners;

The Corporation don't have any general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Lansdale Inc own 90% shares of the Corporation directly.
Mr. Jie Du own 5% shares of the Corporation directly.

Name: **Lansdale Inc**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**

Name: **Jie Du**
Business address:**135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address:**40 Prospect Street Ave., Apt 5, Waltham, MA02453**

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Wanjun Xie own indirectly 36% shares of the Corporation by Lansdale Inc.
Liuyan Li own indirectly 54% shares of the Corporation by Lansdale Inc.
Mr. Jie Du own directly 5% shares of the Corporation.

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

Name: **Liuyan Li**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

Name: **Jie Du**
Business address:**135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address:**40 Prospect Street Ave., Apt 5, Waltham, MA02453**

(f) promoters of the issuer;

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Residential address: **61-12 228th St., 1 Fl, Bayside, NY11364**

(g) affiliates of the issuer;

The Corporation don't have any affiliates.

(h) counsel to the issuer with respect to the proposed offering;

The Corporation don't have any counsels to the issuer with respect to the proposed offering

(i) each underwriter with respect to the proposed offering;

The Corporation don't have any underwriters, so it is not applicable!

(j) the underwriter's directors;

The Corporation don't have any underwriters, so it is not applicable!

(k) the underwriter's officers;

The Corporation don't have any underwriters, so it is not applicable!

(l) the underwriter's general partners; and

The Corporation don't have any underwriters, so it is not applicable!

(m) counsel to the underwriter.

The Corporation don't have any underwriters, so it is not applicable!

ITEM 2. Application of Rule 262

There aren't any persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Corporation don't have any affiliates, so it is not applicable!

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) New York State is the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

(b) New York State is the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen.

State the method by which such securities are to be offered: **About 95% securities will be sold to the special corporations and individuals, about 5% securities will be offered in Exchanges.**

ITEM 5. Unregistered Securities Issued or Sold Within One Year

None.

ITEM 6. Other Present or Proposed Offerings

20,000,000 Class A common will be sold in public market, this is our initial public offering.

360,000,000 Class A common shares of Lemont Inc are sold to special corporation and individual, the price is $0.0001.

ITEM 7. Marketing Arrangements

340,000,000 Class A common shares of Lemont Inc are sold to Lansdale Inc, the price is $0.0001. These securities will be effective after the registered statement will be effective. The sold for cash. All these securities will be restricted to resale within one year since the securities will be effective.

20,000,000 Class A common shares are sold to Mr. Jie Du, the price is $0.0001. All these securities are paid by Lansdale Inc. These securities will be effective after the registered statement will be effective. The sold for cash. All these securities will be restricted to resale within one year since the securities will be effective.

Now, Mr. Wanjun Xie is the president of the Corporation, Ms. Liuyan Li is director of the Corporation, at same time, Mr. Wanjun Xie is the president of Lansdale Inc, Ms. Liuyan Li is director of Lansdale Inc. Now, Mr. Jie Du is the president assistant of the Corporation and Lansdale Inc.

After all securities will be issued in the offering covered by this Form 1-A, Lansdale Inc will own 90% shares of the Corporation, at same time, Mr. Wanjun Xie is the president of the Lansdale Inc, so Lansdale Inc can stabilize the market for any of the securities to be offered;

The Corporation don't have any underwriter or dealer responsible for the distribution of its participation, so there aren't any arrangement for withholding

commissions.

The Corporation don't have any underwriter, so there aren't any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The Corporation don't have any experts to prepare the offering statement, or to assist to issue the securities which are covered by this 1-A form, so there aren't any experts named had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The Corporation don't use of a solicitation for issuing the securities which are covered by this 1-A form, so there isn't a publication authorized by Rule 254 was used prior to the filing of this notification.

PART II. OFFERING CIRCULAR

Lemont Inc

(Exact name of Company as set forth in Charter)

Type of securities offered: **Class A common shares**
Maximum number of securities offered: **380,000,000 shares**
Minimum number of securities offered: **360,000, 000 shares**
Price per security: **$0.0001**
Total proceeds: If maximum sold: **$37,391** If minimum sold: **$35,391**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No
Is transfer of the securities restricted? [X] Yes [ ] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE, TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFEREDUNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State State: **New York**
File No.: **141010000**
Effective Date: **10/20/2014**

TABLE OF CONTENTS

Page

The Company 8
Risk Factors 9
Business and Properties 11
Offering Price Factors 17
Use of Proceeds 19
Capitalization 21
Description of Securities 22
Plan of Distribution 23
Dividends, Distributions and Redemptions 23
Officers and Key Personnel of the Company 24
Directors of the Company 26
Principal Stockholders 27
Management Relationships, Transactions and Remuneration 29
Litigation 30
Federal Tax Aspects 30
Miscellaneous Factors 30
Financial Statements 30
Managements Discussion and Analysis of Certain Relevant Factors 39

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **74** pages.

THE COMPANY

1. Exact corporate name: **Lemont Inc**

State and datê of incorporation: State: **New York** Date: **08/15/2014**

Street address of principal office: **135-50 Roosevelt Ave., 308, Flushing, NY11354**

Company Telephone Number: **(646)508-6285**

Fiscal year: **09/30** (mm/dd)

Person(s) to contact at Company with respect to offering: **Wanjun Xie**

Telephone Number (if different from above): **(646)508-6285**

RISK FACTORS

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative.

1. Risk Factors for Trading Purposes

Our business or proposed business is trading foreign exchange, gold and silver.

The Corporation has all substantial risks which have in the foreign exchange markets, the gold markets & the silver markets.

If the prediction markets of the Corporation will be wrong, the part or whole fund in trading account will be lost. If the situations will be serious, loses will exceed all fund in the trading account. If the Corporation will lose seriously, the investors who will buy the securities of the Corporation will lose their money.

If any stop lose orders will be closed position, the part fund in the trading account will be lost. If the Corporation will lose seriously, the investors who will buy the securities of the Corporation will lose their money.

The overweight operations for trading foreign exchange, gold and silver, the lost will be serious, even the lose can exceed the all fund in trading account. If more than 10% fund in trading account is used to trade foreign exchange, gold and silver, the risk is higher. If the Corporation will lose seriously, the investors who will buy the securities of the Corporation will lose their money.

For reducing the risks, the Corporation will use no more than 50:1 leverage to trade foreign exchange. Most time, the Corporation will use 20:1 leverage to trade foreign exchange. The Corporation won't use leverage to trade gold and silver. The using leverage for trading foreign exchange mean that the risks will be higher. If the Corporation will lose seriously, the investors who will buy the securities of the Corporation will lose their money.

2. Risk Factors for Purposes Other Than Trading

Our Lack of an Operating History

The Corporation lacks an operating history, so the investors can't know the ability for running the business by the operating historical data. If the Corporation will lose continually, the investors who will buy the securities of the Corporation will lose their money.

Our Lack of an Operating History

The managements of the Corporation lack the management's experience in running a public corporation, so the managements of the Corporation maybe make many mistakes while they will be running the Corporation. They maybe charged or penalized by government agencies or SEC for their mistakes, they maybe waste too much time to finish any registering procedures, even make the Corporation will stopped to run its businesses temporary, then the Corporation will lose money.

Our Lack of Profitable Operations in Recent Periods

The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014.

The Corporation didn't have last fiscal year. The Corporation has part period operation in the fourth quarter 2014, so the Corporation lacks its profitable operation in recent periods.

The Corporation lacks the profitable operating history, so the investors can't know the profitable ability of the Corporation by the profitable operating historical data. If the Corporation will lose continually, the investors who will buy the securities of the Corporation will lose their money.

Our financial position

As of December 31, 2014, the total assets of the Corporation were $18,361, the cash and cash equivalents of the Corporation were $18,361, so the Corporation lacks capital for running its business. If the Corporation will lose continually, it will lose the ability for running its business; the investors who will buy the securities of the Corporation will lose their money, even they can't resale the securities of the Corporation.

As of December 31, 2014, the Corporation didn't have any liabilities.

Our lack of sources of additional funding:

The Corporation lacks the sources of additional funding. If the Corporation will lose continually, it will lose the ability for running its business; the investors who will buy the securities of the Corporation will lose their money, even they can't resale the securities of the Corporation.

Other Risker

If a broker company, which the Corporation wills choice for trading foreign exchange, gold and silver, will go bankrupt, the corporation will make a significant lose, and the investors who buy the securities of the Corporation will lose their money.

BUSINESS AND PROPERTIES

With respect to the business of the Company and its properties:

Description of Business

1. Exact corporate name: Lemont Inc

2. State and date of incorporation: State: New York Date: 08/15/2014

3. Street address of principal office: 135-50 Roosevelt Ave., 308, Flushing, NY11354

4. Now, the Corporation opens the trading accounts in some foreign exchange brokerage companies, and trade foreign exchange by its trading account, to invest in foreign exchange or currency markets.

5. In the future, the Corporation will continual to trade foreign exchange by its trading account, to invest in foreign exchange or currency markets, at same time, the Corporation will open the trading accounts in some gold and silver brokerage companies, hold and

trade London gold and spot silver by its trading account, to invest in London gold and spot silver markets.

6. The corporation's investment strategy for the foreign exchange, London gold and spot silver investment is short term hold and trade, and tries to reduce any investment and trading risk.

7. The Corporation plan that more than 90% of the company's assets will be invested in the trading for foreign exchange, London gold and spot silver.

Now, the Corporation is using its 100% working capital to trading foreign exchange.

In the future, the Corporation plan to use 70% working capital for trading foreign exchange, and use 15% working capital for trading London gold, and use 15% working capital for trading spot silver.

8. The Corporation won't use any trading advisors.

9. The managements of the Corporation has more than 24 years management prior experience related to the company's business, but the managements of the Corporation lack the management's experience in running a public corporation.

10. The Corporation will file an exempt notice as a commodity pool operator (CPO) in NFA, at same time, the Corporation will register as a commodity pool operator (CPO) in NFA.

11. The Corporation don't have any products' backlog.

12. The number of the Corporation's present employee is 1; the number of employees it anticipates it will have within the next 12 months is 1; the employee isn't separated by the type of employee; any employees aren't subject to collective bargaining agreement; the Corporation's employees aren't on strike, haven't been on strike, or are threatening to strike.

Now, there aren’t any supplemental benefits or incentive arrangements for the corporation’s employees.

In the future, the supplemental benefits or incentive arrangements for the corporation’s employees will be made by the Board of directors of the Corporation.

13. For reducing the risks, the Corporation will use no more than 50:1 leverage to trade foreign exchange. Most time, the Corporation will use 20:1 leverage to trade foreign exchange. The Corporation won't use leverage to trade gold and silver.

Assume the highest degree which we intend on leverage our trading is 10, we will try to keep the degree is under 1 when we intend on leverage our trading, and then we can consider to use leverage for trading foreign exchange. When we use leverage to trading foreign exchange, we can gain more profits, but we will try to reduce risk when we use leverage to trade foreign exchange.

Description of Property

1. The Corporation doesn't have lands and buildings, such as plants, mines, oil, and gas.

2. The Corporation didn't purchase any real estate, equipments and patents. The Corporation didn't lease any real estate. The Corporation won't intents to acquire any real estate in the immediate future.

3. China Democracy Party Foundation (CDPF) will agree that the Corporation will free to use office, office equipments and office supplement within three years since Aug.15, 2014. Return conditions: Wanjun Xie, who is the president of the Corporation, will donate his some proceed from the Corporation to CDPF, but the Corporation won't return anything to CDPF.

4. The Corporation's operations don't depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information.

5. The Corporation's business, products, or properties aren't subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies.

6. The Corporation don't have any subsidiaries, so there aren't any Financial Statements of subsidiaries to be included in the Financial Statements.

7. The Corporation didn't have any material mergers or acquisitions during the past five years, or for whatever lesser period the Corporation has been in existence. The Corporation don't have recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering. Lansdale Inc will acquired 90% shares of the Corporation in anticipation of this offering.

8. (a) If the Company was not profitable during its last fiscal year, list below in

chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Plan of Operation and Milestones

We can't guarantee that the Corporation will gain profit when the Corporation are trading foreign exchange, gold and silver, but we believe that the Corporation will gain profit when the Corporation are trading foreign exchange, gold and silver. This is the basic that the Corporation will be growing up continually, and the stock's price of the Corporation will be raising continually.

The stock's price of the Corporation will be the milestones of the Corporation. The IPO price is per share $0.0001.

1. First Milestone

Method of Achievement: After the stock's price of the Corporation will be rising to per share $0.01, Lansdale Inc will sell small part shares of the Corporation or other corporation's stock which Lansdale Inc will hold, almost income of Lansdale Inc will be use to support Lemont Inc by grant fund or loan without interest, to increases the assets of the Corporation, and increases the running business power of the Corporation, to raise the stock's prices of the Corporation continually.

Number of Months after Receipt of Proceeds When should be Accomplished: about 24 months.

The Important Categories of Expenditures: the working capital, accountant service fee, legal service fee, office expensive and so on.

The Expected Sources of Such Funding: the first expected source will be that Lansdale Inc will provide funding by grant fund or loan without interest; the second expected source will be the income of Lemont Inc; the third expected source will be that the Lemont Inc will borrow from banks.

How the Corporation Intend to Meet Each of the Milestones if the Corporation cannot Receive Funding: if the Corporation cannot receive funding, the Corporation will use the funding that the Corporation will income from running its business, but the number of months after receipt of proceeds when should be accomplished will be up from about 24 months to about 48 months.

2. Second Milestone

Method of Achievement: After the stock's price of the Corporation will be rising to per share $1, the Corporation will recruits more attorneys, market advisors, managers and accountants, to build a strong back-up team, at same time, Lansdale Inc continue to support the Corporation by any ways, to increases the assets of the Corporation, and increases the running business power of the Corporation, to raise the stock's prices of the Corporation continually.

Number of Months after Receipt of Proceeds When should be Accomplished: about 48 months.

The Important Categories of Expenditures: the working capital, employees' expenditure, office expensive, and so on.

The Expected Sources of Such Funding: the first expected source will be that Lansdale Inc will provide funding by grant fund or loan without interest; the second expected source will be the income of Lemont Inc; the third expected source will be that the Lemont Inc will borrow from banks.

How the Corporation Intend to Meet Each of the Milestones if the Corporation cannot Receive Funding: if the Corporation cannot receive funding, the Corporation will use the funding that the Corporation will income from running its business, but the number of months after receipt of proceeds when should be accomplished will be up from about 48 months to about 96 months.

3. Third Milestone

Method of Achievement: After the stock's price of the Corporation will be rising to per share $5, the Corporation will apply to list in Nasdaq Small Cap Market, at same time, Lansdale Inc continue to support the Corporation by any ways, to increases the assets of the Corporation, and increases the running business power of the Corporation, to raise the stock's prices of the Corporation continually.

Number of Months after Receipt of Proceeds When should be Accomplished: about 72 months.

The Important Categories of Expenditures: the working capital, employees' expenditure, office expensive, and so on.

The Expected Sources of Such Funding: the first expected source will be that Lansdale Inc will provide funding by grant fund or loan without interest; the second expected source will be the income of Lemont Inc; the third expected source will be that the Lemont Inc will borrow from banks.

How the Corporation Intend to Meet Each of the Milestones if the Corporation cannot Receive Funding: if the Corporation cannot receive funding, the Corporation will use the funding that the Corporation will income from running its business, but the number of months after receipt of proceeds when should be accomplished will be up from about 72 months to about 144 months.

4. Fourth Milestone

Method of Achievement: After the stock's price of the Corporation will be rising to per share $10, the Corporation will apply to list in Nasdaq National Market, at same time, Lansdale Inc continue to support the Corporation by any ways, to increases the assets of the Corporation, and increases the running business power of the Corporation, to raise the stock's prices of the Corporation continually.

Number of Months after Receipt of Proceeds When should be Accomplished: about 96 months.

The Important Categories of Expenditures: the working capital, employees' expenditure, office expensive, and so on.

The Expected Sources of Such Funding: the first expected source will be that Lansdale Inc will provide funding by grant fund or loan without interest; the second expected source will be the income of Lemont Inc; the third expected source will be that the Lemont Inc will borrow from banks.

How the Corporation Intend to Meet Each of the Milestones if the Corporation cannot Receive Funding: if the Corporation cannot receive funding, the Corporation will use the funding that the Corporation will income from running its business, but the number of months after receipt of proceeds when should be accomplished will be up from about 96 months to about 192 months.

5. Fifth Milestone

Method of Achievement: After the stock's price of the Corporation will be rising to per share $20. Lansdale Inc will stop to support the Corporation; the Corporation will run its business by itself.

Number of Months after Receipt of Proceeds When should be Accomplished: about 120 months.

The Important Categories of Expenditures: the working capital, employees' expenditure, office expensive, and so on.

The Expected Sources of Such Funding: the first expected source will be that Lansdale Inc will provide funding by grant fund or loan without interest; the second expected source will be the income of Lemont Inc; the third expected source will be that the Lemont Inc will borrow from banks.

How the Corporation Intend to Meet Each of the Milestones if the Corporation cannot Receive Funding: if the Corporation cannot receive funding, the Corporation will use the funding that the Corporation will income from running its business, but the number of months after receipt of proceeds when should be accomplished will be up from about 120 months to about 240 months.

OFFERING PRICE FACTORS

The securities offered are class A common stock, the following factors may be relevant to the price at which the securities are being offered.

1. The Corporation started to run its business since October 6, 2014, and started to test trading foreign exchange since November 17, 2014, so it hasn't its last fiscal years.

2. As of December 31, 2014, the Corporation's profit (lose) was ($598), the Corporation couldn't show offering price as a multiple of earnings, didn't adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price.

3. Net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value (If deficit, show in parenthesis) of the Corporation is $34,793 (about $0.0001 per share)

The net tangible book value per share is similar with this offering price per share.

The Corporation didn't sold or other issued securities during the last 12 months.

4. The percentage of the outstanding shares of the corporation will the investors in this offering:

If the maximum is sold: **100%**
If the minimum is sold: **95%**

The post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page:

If the maximum is sold: **$36,793**
If the minimum is sold: **$34,391**

5. 340,000,000 Class A common shares of Lemont Inc are sold to Lansdale Inc, the price is $0.0001. These securities will be effective after the registered statement will be effective. Now, Mr. Wanjun Xie is the president of the Corporation, Ms. Liuyan Li is director of the Corporation, at same time, Mr. Wanjun Xie is the president of Lansdale Inc, Ms. Liuyan Li is director of Lansdale Inc. The sold for cash.

20,000,000 Class A common shares are sold to Mr. Jie Du, the price is $0.0001. All these securities are paid by Lansdale Inc. These securities will be effective after the registered statement will be effective. Now, Mr. Jie Du is the president assitant of the Corporation and Lansdale Inc. The sold for cash.

6. The Corporation didn't have any options, warrants or rights and conversions of any convertible securities offered.

7. These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be $0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants

or rights included in the calculations. The amount of such cash would be $18,361.

8. When there was no established public trading market, the Class A common shares of the Corporation was being registered at New York State. There wasn't a gap between the offering price and the market price,

USE OF PROCEEDS

1. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	**$36,000**	**$38,000**
	100%	**100%**
Less: Offering Expenses		
Commission & Finders Fees	**$0**	**$0**
Legal & Accounting	**$0**	**$0**
Copying & Advertising	**$0**	**$0**
NYS & SEC Registering	**$609**	**$609**
Net Proceeds from Offering	**$35,391**	**$37,391**
Use of Net Proceeds		
Working Capital	**$18,959**	**$20,959**
Capital not in Place	**$16,432**	**$16,432**
Total Use of Net Proceeds	**$35,391**	**$37,391**
	100%	**100%**

2. We intend to reserve a significant portion of our proceeds as working capital. All the working capital will be used one purpose. We will use all the working capital to trading foreign exchange, gold and silver.

Now, the Corporation is using its 100% working capital to trading foreign exchange.

In the future, the Corporation plan to use 70% working capital for trading foreign exchange, and use 15% working capital for trading gold, and use 15% working capital for trading silver.

3. If substantially less than the maximum proceeds are obtained, the priorities order that the proceeds will be used to pay:

(1). The NYS Registering Fee and the Prepaid SEC Fees;
(2). Office supplements;
(3). Legal & Accounting;
(4). Working Capital;
(5). Copying & Advertising

4. The Persons that will be Offering the Securities:

20,000,000 Class A common shares will be sold to Mr. Jie Du. All these securities are paid by Lansdale Inc, the Corporation don't need pay any compensation for selling the securities. These securities will be effective after the registered statement will be effective. Mr. Jie Du is the president assistant of the Corporation and the president assistant of Lansdale Inc.

5. There is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering.

6. There aren't material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

7. There isn't any material part of the proceeds is to be used to discharge indebtedness.

8. There isn't any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

9. There isn't any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

10. The Corporation isn't having or won't anticipates having within the next 12 months any cash flow or liquidity problems.

The Corporation isn't having or won't anticipates having within the next 12 months any items in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the corporation to make payments.

The Corporation isn't having or won't anticipates having within the next 12 months a significant amount of the Company's trade payables have not been paid within the stated trade term.

11. Proceeds from this offering will satisfy the corporation's cash requirements for the next 12 months.

The corporation won't be necessary to raise additional funds for the next 12 months.

12. The Corporation may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated

13. Lansdale Inc agreed that all capital which isn't in place to the Corporation would pay interest. The year's interest ratio would be 6%.

CAPITALIZATION

1. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As Adjusted 12/31/2014	Minimum	Maximum
Debt:			
Short-term debt(average interest rate %)	**$ 0**	**$ 0**	**$ 0**
Long-term debt(average interest rate %)	**$ 0**	**$ 0**	**$ 0**
Total debt	**$ 0**	**$ 0**	**$ 0**
Stockholders equity (deficit) :			
Preferred stock-par or stated value	**$ 0**	**$ 0**	**$ 0**
Common stock-par or stated value	**$ 0**	**$ 36,000**	**$ 38,000**
Additional paid in capital	**$ 36,000**	**$ 36,000**	**$ 38,000**
Retained earnings(deficit)	**($ 598)**	**($ 598)**	**($ 598)**
Corporation's Register	**$609**	**$609**	**$609**
Total stockholders equity (deficit)	**$ 18,361**	**$ 18,361**	**$ 20,361**
Capital not in Place	**$16,432**	**$16,432**	**$16,432**
Total capitalization	**$ 34,793**	**$ 34,793**	**$ 36,793**

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares	Authorized Per Share
0 shares	**N/A**	**N/A**

2. Number of Class A common shares authorized: **380,000,000 shares.** Par or stated value per share: **$0.0001**

3. Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **0 shares.**

DESCRIPTION OF SECURITIES

1. The securities being offered hereby are:

[**X**] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: None
[ ] Other: None

2. These securities have:

Yes No
[**X**] [ ] Cumulative voting rights
[ ] [**X**] Other special voting rights
[ ] [**X**] Preemptive rights to purchase in new issues of shares
[ ] [**X**] Other special rights or preferences (specify) :

Explain: **Not applicable!**

3. Are the securities convertible?

[ ] Yes [**X**] No

4. The securities aren't notes or other types of debt securities.

5. The securities aren't Preference or Preferred stock.

6. The securities are capital stock, so the Corporation can't pay dividends, if the Corporation would not be able to pay its debts as they become due in the usual course of business, or if the Corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed.

7. Current amount of assets available for payment of dividends if deficit must be first made up: **$18,361** (deficit: **$0**)

PLAN OF DISTRIBUTION

1. There aren't any selling agents in this offering.

2. There aren't any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. The corporation won't indemnify the selling agents or finders against liabilities under the securities laws.

3. There aren't any selling agents or finders, so there aren't any material relationships between any of the selling agents or finders and the Corporation or its management.

4. If this offering is not being made through selling agents, the names of persons at the corporation through which this offering is being made: **Wanjun Xie**

Name: **Wanjun Xie**
Business address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Tel: **646-508-6285**

5. 95% of the securities in this offering are limited to sell to Lansdale Inc and Mr. Jie Du, and restrict to resale the securities within one year since the securities will be effective. All these securities will be restricted to resale within one year since the securities will be effective.

5% of the securities in this offering will be selling in Exchanges.

Will the certificates bear a legend notifying holders of such restrictions?[**X**] Yes [ ] No

6. The Corporation don't need any independent bank or savings and loan association or other similar depository institution acting as escrow agent.

7. The nature of any resale restrictions on presently outstanding shares: For stabilizing the markets, so the Corporation has the resale restrictions on presently outstanding shares. The cash flow will satisfy the basis require of the Corporation's operation. The Corporation will comply with the provide of regulation A of SEC. Those restrictions will terminate after one year since the securities will be issued.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

1. The Corporation didn't have within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

2. The Corporation doesn't have a dividend history. We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be made by our board of directors.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

1. Chief Executive Officer:

Title: **President**
Name: **Wanjun Xie**
Age: **48**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(646) 508-6285**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **president**
Start date of position held: **May, 2001**
Job responsibilities: **charge all affairs.**

Education:

Degrees: **bachelor**
Schools: **Beijing Agriculture Engineer University (in China)**
Date: **09/1987-06/1991**

Also a Director of the Company [X]Yes [ ] No

2. Chief Operating Officer:

Title: **President**

Name: **Wanjun Xie**
Age: **48**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(646) 508-6285**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **president**
Start date of position held: **May, 2001**
Job responsibilities: **charge all affairs.**

Education:

Degrees: **bachelor**
Schools: **Beijing Agriculture Engineer University (in China)**
Date: **09/1987-06/1991**

Also a Director of the Company [X]Yes [ ] No

3. Chief Financial Officer:

Wanjun Xie will charge the CFO duty. An independent Accountant Service Agency will assist part of the Corporation's financial management affairs and all reporting Taxes affairs.

Title: **President**
Name: **Wanjun Xie**
Age: **48**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(646) 508-6285**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **president**
Start date of position held: **May, 2001**
Job responsibilities: **charge all affairs.**

Education:

Degrees: **bachelor**
Schools: **Beijing Agriculture Engineer University (in China)**
Date: **09/1987-06/1991**

Also a Director of the Company [**X**]Yes [ ] No

4. Other Key Personnel:

None

5. Now,Wanjun Xie and Liuyan Li continue to charge all affairs of China Democracy Party Foundation, but they are volunteers to work for China Democracy Party Foundation. Now, Wanjun Xie is self-employed,Liuyan Li is self-employed.

Principal Business of China Democracy Party Foundation (CDPF)

CDPF is a not-for-profit organization in U.S.A. CDPF is trying to work for democracy, freedom, fairness and justice in China. CDPF is trying to bring the value view and the politic system of U.S.A . to China. CDPF is trying to build a multi-party political system in China in the future.

DIRECTORS OF THE COMPANY

1. Number of Directors: **2 persons**

2. Information concerning outside or other Directors (i.e. those not described above):

Name: **Liuyan Li**

Age: **49**
Title: **director**
Office Street Address: **135-50 Roosevelt Ave., 308, Flushing, NY11354**
Telephone No.: **(718) 813-3322**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Name of employers: **China Democracy Party Foundation**
Title: **secretary**
Start date of position held: **Jun., 2006**
Job responsibilities: **charge all administration affairs.**

Education:

Degrees: **bachelor**
Schools: **Guangxi Normal University (in China)**
Date: **09/1987-06/1991**

3. The Corporation don't have any of the Officers or Directors ever worked for or managed a corporation (including a separate subsidiary or division of a larger enterprise) in the same business as the Corporation.

The Corporation don't have any of the Officers, Directors or other key personnel have ever worked for or managed a corporation in the same business or industry as the Corporation or in a related business or industry.

The Corporation has conducted operations, but it is otherwise in the development stage. Mr Wanjun Xie has ever managed another corporation in the start-up or development stage. That corporation's name is American Quickclean Inc, Mr Wanjun started to build it In Feb., 2008, and has been managing the corporation from Feb., 2008 to now.

There aren't any of the Corporation's key personnel are not employees but are consultants or other independent contractors.

The Corporation don't have key man life insurance policies on any of its Officers, Directors or key personnel.

4. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable!

PRINCIPAL STOCKHOLDERS

.. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Shareholder Name	Class of Shares	Average Price Per Share	No. of Shares Now Holding	% of Total	No. of Share After Offering if All Securities Sold	% of Total
Liuyan Li *	**Common Shares**	**$0.0001**	**0**	**0%**	**204,000,000**	**54%**
Wanjun Xie *	**Common Shares**	**$0.0001**	**0**	**0%**	**136.000.000**	**36%**
Lansdale Inc	**Common Shares**	**$0.0001**	**0**	**0%**	**340,000,000**	**90%**

*Liuyan Li & Wanjun Xie own indirectly the Class A common shares of Lemont Inc by Lansdale Inc.

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354

Name: Wanjun Xie
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

2. Now, the Corporation only issued the Class A common stock, the Corporation didn't issue any preferred stock or any other convertible securities.

3. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **0 shares** **(0 %** of total outstanding)

After offering:
a) Assuming minimum securities sold: **360,000,000 shares (95 %** of total outstanding)
b)Assuming maximum securities sold: **380,000,000 shares (90 %** of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

1. (a) There aren't any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) The Corporation don't and won't have made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years

Lansdale bought 90% Class A common shares of this offering, and Lansdale Inc will pay interest for all capital which isn't in place to the Corporation, the year's interest ratio is 6%.

(c) Any of the Company's Officers, Directors, key personnel or 10% stockholders don't have guaranteed or co-signed any of the Corporation' s bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering.

2. (a)The Corporation started to operation since 10/06/2014, so it didn't have the last fiscal year, and there aren't any remuneration by the Corporation to Officers, Directors and key personnel for the last fiscal year.

(b) There aren't any remuneration is expected to change or has been unpaid in prior years.

(c) There aren't any employment agreements exist or are contemplated.

3. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 360,000,000 shares (100 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). The Corporation issue only Class A common shares, the Corporation didn't issue any stock options, warrants or rights, so there aren't the expiration dates, exercise prices and other basic terms for these securities:

(b) 20,000,000 shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants.

(c) Now, there aren't plans to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

4. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

None.

5. The Corporation is a small corporation, so the Coporation doesn't have any executive compensation.

We confirm that there has been no compensation awarded to, earned by, or paid to any named executive officers or directors for the periods covered in the financial statements included in the amended filing.

LITIGATION

The Corporation didn't have any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Corporation's business, financial condition, or operations, including any litigation or action involving the Corporation's officers, directors or other key personnel.

FEDERAL TAX ASPECTS

The Corporation isn't an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering.

MISCELLANEOUS FACTORS

There aren't any other material factors, either adverse or favorable, that will or could affect the Corporation or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

Lemont Inc

Condensed Balance Sheets
(Unaudited)

	December 31, 2014
Assets	
Current assets	
Cash and cash equivalents	$18,361
Marketable securities	$0
Accounts receivable, net	$0
Prepaid expenses and other current assets	$0
Total current assets	$18,361
Property and equipment, net	$0
Intangible assets, net	$0
Goodwill	$0
Other assets	$0
Total assets	$18,361
Liabilities and stockholders' equity	
Current liabilities:	$0
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Current portion of capital lease obligations	$0
Total current liabilities	$0
Capital lease obligations, less current portion	$0
Other liabilities	$0
Total liabilities	$0
Stockholders' equity	
Common stock, $0.0001 par value; 380,000,000 Class A shares authorized, 360,000,000 shares issued as of October 20, 2014.	-
Additional paid-in capital	$36,000
Accumulated other comprehensive (loss) income	$0
Retained earnings	($598)
Corporation's register	$609
Capital isn't in Place	$16.432
Total liabilities and stockholders' equity	$18,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Condensed Statement of Income

	(Unaudited) Ended December 31, 2014 (From October 6, 2014 to December 31, 2014)
Revenue	$229
Costs and expenses:	
Cost of revenue	$47
Research and development	$0
Marketing and sales	$0
General and administrative	$0
Corporation register's expenditure	$609
Office Expenditure	$171
Total costs and expenses	$827
Income from operations	($38)
Interest and other income/(expense), net	$267
Income before provision for income taxes	($598)
Provision for income taxes	$0
Net income	($598)
Less: Net income attributable to participating securities	$0
Net income attributable to Class A common stockholders	($598)
Earnings per share attributable to Class A common stockholders:	
Basic	($0.000002)
Diluted	($0.000002)
Weighted average shares used to compute earnings per share attributable to Class A common stockholders:	
Basic	($0.000002)
Diluted	($0.000002)
Share-based compensation expense included in costs and expenses:	
Cost of revenue	$0
Research and development	$0
Marketing and sales	$0
General and administrative	$0
Total share-based compensation expense	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Statements of Stockholders' Equity
(Unaudited)

	Class A Common Stock (Shares)	Class A Common Stock (Par Value)	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Issuance of common stock, net of issuance costs	-	-	-	-	-	-
Issuance of common stock for cash upon exercise of stock options	-	-	-	-	-	-
Issuance of common stock to nonemployees for past services	-	-	-	-	-	-
Exercise of preferred stock warrants	-	-	-	-	-	-
Conversion of Series B & C preferred stock to common stock	-	-	-	-	-	-
Share-based compensation, related to employee share-based awards	-	-	-	-	-	-
Tax benefit from share-based award activity	-	-	-	-	-	-
Net income	-	-	-	-	-	-
Balances at December 31, 2014	0	$0	$36,000	($598)	-	$18,361

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Condensed Statements of Cash Flows
(Unaudited)

	Ended December 31, 2014 (From October 6, 2014 to December 31, 2014)
Cash flows from operating activities	
Net income	($598)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	$0
Lease abandonment	$0
Share-based compensation	$0
Deferred income taxes	$0
Tax benefit from share-based award activity	$0
Excess tax benefit from share-based award activity	$0
Other	$0
Changes in assets and liabilities:	
Accounts receivable	$0
Prepaid expenses and other current assets	$0
Other assets	
Accounts payable	$0
Accrued expenses and other current liabilities	$0
Deferred revenue and deposits	$0
Other liabilities	$0
Net cash provided by operating activities	($598)
Cash flows from investing activities	
Purchases of property and equipment	$0
Acquisitions of businesses, net of cash acquired, and purchases of intangible assets	$0
Change in restricted cash and deposits	$0
Other investing activities, net	$0
Net cash provided by (used in) investing activities	$18,361
Cash flows from financing activities	
Taxes paid related to net share settlement of equity awards	$0
Proceeds from exercise of stock options	$0
Repayment of long-term debt	$0
Principal payments on capital lease obligations	$0

Excess tax benefit from share-based award activity	$0
Net cash provided by (used in) financing activities	$0
Effect of exchange rate changes on cash and cash equivalents	-
Net increase in cash and cash equivalents	$18,361
Cash and cash equivalents at beginning of period	$0
Cash and cash equivalents at end of period	$18,361
Supplemental cash flow data	
Cash paid during the period for:	
Interest	$0
Income taxes	$0
Cash received during the period for:	
Income taxes	$0
Non-cash investing and financing activities:	
Net change in accounts payable and accrued expenses and other current liabilities related to property and equipment additions	$0
Property and equipment acquired under capital leases	$0

See Accompanying Notes to Condensed Consolidated Financial Statements.

Lemont Inc
Notes to Condensed Financial Statement
(Unaudited)

Note 1.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations.

This is the first condensed financial statements of the Corporation.

The Corporation started to operation its business since October 6, 2014, and the Corporation started to test trading foreign exchange since November 17, 2014.

The condensed financial statements include the accounts of Lemont Inc. All intercompany balances and transactions have been eliminated.

The accompanying condensed financial statements reflect all normal recurring adjustments necessary to present fairly the financial position, results of operations, and cash flows for the periods.

Use of Estimates

Conformity with GAAP requires the use of estimates and judgments that affect the reported amounts in the condensed financial statements and accompanying notes.

These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources.

We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances.

GAAP requires us to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, collectability of accounts receivable, contingent liabilities, fair value of financial instruments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, and income taxes.

These estimates are based on management's knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

Note 2. Acquisitions

The Corporation didn't have any acquisitions.

Note 3.Earnings per Share

Basic EPS is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of our Class A common stock outstanding, adjusted for outstanding shares that are subject to repurchase.

For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans.

Diluted EPS attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. Basic and dilutive securities in our basic and diluted EPS calculation for from the October 6, 2014 to December 31, 2014.

Basic and diluted EPS are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

The numerators and denominators of the basic and diluted EPS computations for our Class A common stock were calculated as follows:

	Ended December 31, 2014
Basic EPS:	
Numerator	
Net income	($598)
Less: Net income attributable to participating securities	$0
Net income attributable to common stockholders	($598)
Denominator	
Weighted average shares outstanding	360,000,000
Less: Shares subject to repurchase	0
Number of shares used for basic EPS computation	360,000,000
Basic EPS	($0.000002)
Diluted EPS:	
Numerator	
Net income attributable to common stockholders	($598)
Reallocation net income attributable to participating securities	$0
Net income attributable to common stockholders for diluted EPS	($598)
Denominator	
Number of shares used for basic EPS computation	360,000,000
Weighted average effect of dilutive securities:	
Number of shares used for diluted EPS computation	360,000,000
Diluted EPS	($0.000002)

Note 4. Cash, Cash Equivalents and Marketable Securities

The following table sets forth the cash and cash equivalents:

	December 31, 2014
Cash and cash equivalents:	

Cash	$18,361
Cash equivalents	$0
Total cash and cash equivalents	$18,361

The Corporation didn't have any marketable securities.

Note 5.Property and Equipment

Property and equipment consisted of the following:

	December 31, 2014
Land	$0
Buildings	$0
Leasehold improvements	$0
Network equipment	$0
Computer software, office equipment and other	$0
Construction in progress	$0
Total	$0
Less: Accumulated depreciation	$0
Property and equipment, net	$0

Note 6. Goodwill and Intangible Assets

The Corporation didn't have any Goodwill and Intangible Assets.

Note 7. Long-term Debt

The Corporation didn't have any Long-term Debt.

Note 8. Commitments and Contingencies

The Corporation didn't have any commitments and contingencies.

Note 9.Stockholders' Equity

As of December 31,2014,The Corporation issued 360,000,000 Class A common shares, the price is $0.0001. These securities will be effective after the registered statement will be effective.

As of December 31, 2014,the Corporation issued only Class A common share. The Corporation didn't issue any other type stocks, options and warrants. The Corporation didn't have any share-based compensation, related to employee share-based awards, Tax benefit from share-based award activity.

Share-based Compensation Plans

The Corporation didn't have any share-based compensation plans, so it wasn't applicable!

Note 10. Income Taxes

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. In each quarter we update our estimate of the annual effective tax rate, and if our estimated annual tax rate changes, we make a cumulative adjustment in that quarter. Our quarterly tax provision, and our quarterly estimate of our annual effective tax rate, are subject to significant volatility due to several factors, including our ability to accurately predict our income (loss) before provision for income taxes in multiple jurisdictions, including the portions of our share-based compensation that will not generate tax benefits, and the effects of acquisitions and the integration of those acquisitions. In addition, our effective tax rate can be more or less volatile based on the amount of income before provision for income taxes.

We are subject to taxation in the United States and various other state jurisdictions. We are under examination by the Internal Revenue Service (IRS). We remain subject to possible examinations or are undergoing audits in various other jurisdictions that are not anticipated to be material to our financial statements.

Although the timing of the resolution, settlement, and closure of any audit is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining that are subject to examination, we are unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

There aren't any trends in the Corporation's historical operating results.

The Corporation don't sells a product or products.

Foreign sales as a percent of total sales for last fiscal year: **0%** . Domestic government sales as a percent of total domestic sales for last fiscal year: **0%**

The following discussion and analysis should be read in conjunction with the audited condensed consolidated financial statements of Lemont Inc., and the related notes included elsewhere in this statement. The historical consolidated financial data discussed below reflects the historical results and financial position of Lemont Inc. In addition, this discussion and analysis contains forward looking statements and involves numerous risks and uncertainties, including those described under "Cautionary Note Regarding Forward-Looking Statement" and "Risk Factors". Actual results may differ materially from those contained in any forward looking statements.

OVERVIEW

Industry Environment

The Corporation was trading foreign exchange, gold and or silver. The business was impacted by the countries' policies, at same time, the business was impacted by the market's anilysis and market's prediction of the Corporation. We tried to reduce the risk when we were trading foreign exchange.

Primary Sources of Revenues

The primary sources of revenues of the Corporation were trading income, interest and other incomes.

Primary Expenses

The primary expenses are the revenues cost, the office's expenses, the trading commissions and the corporation registering fee.

Components of Results of Operations

Revenue

Trading incoming: The primary incomes of the Corporation were trading the foreign exchange, gold and or silver.

Interest and other income: The part incomes of the Corporation were the interest for the capital which isn't in place of Lansdale inc. In the future, Lansdale Inc will support Lemont Inc by grant fund, loan without interest or loan with low interest.

Cost of Revenue and Operating Expenses

Cost of revenue: The cost of revenue was the trading commissions and the rollover fees of the brokerage companies

Research and development: The Corporation didn't have any research and development expenses.

Marketing and sales: The Corporation didn't have any marketing and sales expenses.

General and administrative: The General and administrative was accountant service and legal service.

Corporation registering: Governmental registering fees.

Office expenditure: Office expenses.

Results of Operations

The following tables set forth our condensed consolidated statements of income data:

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
Revenue	$229
Costs and expenses:	
Cost of revenue	$47
Research and development	$0
Marketing and sales	$0
General and administrative	$0
Corporation Registering	$609
Office Expenditure	$171
Bank Fees	$0
Total costs and expenses	$827
Income from operations	($38)
Interest and other income/(expense), net	$267
Income before provision for income taxes	$229
Provision for income taxes	$0
Net income	($598)

The Corporation didn't have any Share-based compensation expense included in costs and expenses.

The following table set forth our condensed consolidated statements of income data (as a percentage of revenue):

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
Revenue	100%
Costs and expenses:	
Cost of revenue	21%
Research and development	0%
Marketing and sales	0%
General and administrative	0%
Corporation Registering	266%
Office Expenditure	75%
Total costs and expenses	-
Income from operations	-17%
Interest and other income/(expense), net	117%
Income before provision for income taxes	85%
Provision for income taxes	15%
Net income	100%

Revenue

	Ended December 31 2015 From October 6, 2014 to December 31, 2014
Revenue:	
Trading Income	($38)
Interest and other incomes	$267
Total revenue	$229

Cost of Revenue

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
Cost of revenue	$47
Percentage of revenue	21%

Research and development

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
Research and development	$0
Percentage of revenue	0%

Marketing and sales

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
Marketing and sales	$0
Percentage of revenue	0%

General and administrative

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
General and administrative	0$
Percentage of revenue	0%

Interest and other income/(expense), net

	Ended December 31, 2015 From October 6, 2014 to December 31, 2014
Interest income/(expense), net	$267
Other income/(expense), net	$0
Interest and other income/(expense), net	$267

Provision for income taxes

	Ended December 31, 2014 From October 6, 2014 to December 31, 2014
Provision for income taxes	$0
Effective tax rate	15%

Full Fiscal Years

The Corporation started to run its business since October 6, 2014, and the Corporation didn't have full fiscal years, so we can discuss the financial condition, changes in financial condition and results of operations of the Corporation.

Liquidity and Capital Resources

Our capital resources were from the investment of the shareholders. Our Capital Resources sources were our cash and cash generated from operations. Cash were $18,361 as of December 31, 2014.

Cash Provided by Operating Activities

$18,361 cash was invested in the foreign exchange trading as of December 31, 2014.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 30, 2014.

Contractual Obligations

The Corporation didn't have any contractual obligations.

Obligations or Liabilities

The Corporation didn't have any obligations or liabilities (including contingent obligations or liabilities).

Contingencies

The Corporation didn't have any contingencies.

Material Favorable Impact on Net Revenues or Income

In the future, Lansdale Inc will support Lemont Inc by grant fund or loan without interest, such increases are attributable to increases in assets of the Corporation, and increases the running business power of the Corporation, it will be good to raise the stock's prices.

Inflation and Other Changes in Prices

The inflation and other changes in prices didn't impact the Corporation's net revenues and income from continuing operations.

PART III EXHIBITS

- 1.1 Subscription letter of Lansdale Inc
- 3.1.1 Certificate of Incorporation
- 3.1.2 Amendment of Certificate of Incorporation
- 3.2 Articles of Bylaw
- 4.1 Form of Registrant's Class A Common Stock Certificate
- 4.2 Defining right of Class A Common Stock holders
- 4.3 Restrictive clause to Special Shareholders
- 4.4 Promise Letter of Lansdale Inc
- 32.1 Notice of Claim Exemption to National Futures Association (1)
- 32.1 Notice of Claim Exemption to National Futures Association (2)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of **New York**, State of **New York**, on **February 13, 2015.**

Issuer: **Lemont Inc**

Signature: 
Date: 02/13/2015
Wanjun Xie
President
(Chief Executive Officer)

Signature: 
Date: 02/13/2015
Wanjun Xie
President
(Principal Financial Officer)

Signature: 
Date: 02/13/2015
Wanjun Xie
President
(Principal Accounting Officer)

Majority of the Board of Directors

Signature: 

Date: 02/13/2015
Liuyan Li
President
(Director of Board)



Signature: ______
Date: 02/13/2015
Wanjun Xie
President
(Director of Board)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

The Corporation don't have any selling security holders, so it isn't applicable!

INDEX OF EXHIBITS

1.1 Subscription letter of Lansdale Inc

3.1.1 Certificate of Incorporation

3.1.2 Amendment of Certificate of Incorporation

3.2 Articles of Bylaw

4.1 Form of Registrant's Class A Common Stock Certificate

4.2 Defining right of Class A Common Stock holders

4.3 Restrictive Clause to Special Shareholders

4.4 Promise Letter of Lansdale Inc

32.1 Notice of Claim Exemption to National Futures Association (1)

32.1 Notice of Claim Exemption to National Futures Association (2)

LANSDALE INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

****

Subscription Letter

1. 340,000,000 Class A common shares of Lemont Inc are sold to Lansdale Inc, 20,000,000 Class A common shares of Lemont Inc are sold to Mr. Jie Du.

2. Per share price is $0.0001.

3. Lansdale Inc will pay all of the purchasing by cash.

4. Lansdale Inc must pay more than 20% of the investment before December 31, 2014. Other investment will be paid within two years.

5. The receivable will pay interest monthly; the year's interest ratio will be 6%.

6. These securities will be effective after the S-1 registered statement of Lemont Inc in U.S. Securities & Exchange Commissions will be effective.

Signature: 

Date: 12/31/2014

Wanjun Xie
President of
Lansdale Inc

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on August 15, 2014.

Anthony Giardina

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/07

3.1.1 – 1

CERTIFICATE OF INCORPORATION
OF
Lemont Inc

Under Section 402 of the Business Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business Corporation Law of the State of New York hereby certify:

FIRST: The name of the corporation is:

Lemont Inc

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is QUEENS.

FOURTH: The total number and value of shares of common stock which the corporation shall have authority to issue is: 200 SHARES WITH NO PAR VALUE.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the corporation served upon him or her is:

Wanjun Xie
135-50 Roosevelt Ave., 308
Flushing, NY 11354

I certify that I have read the above statements, I am authorized to sign these Certificate of Incorporation, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Wanjun Xie (signature)

Wanjun Xie, INCORPORATOR
135-50 Roosevelt Ave., 308
Flushing, NY 11354

3.1.1 -2

Filed by:
Wanjun Xie
135-50 Roosevelt Ave., 308
Flushing, NY 11354

3.1.1 -3

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on October 14, 2014.

Anthony Giardina

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/13

141010000 057

2 of 5

New York State Department of State
Division of Corporations, State Records and Uniform Commercial Code
One Commerce Plaza, 99 Washington Avenue
Albany, NY 12231
www.dos.state.ny.us

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Lemont Inc

(Insert Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is:

Lemont Inc

If the name of the corporation has been changed, the name under which it was formed is:

N/A

SECOND: The date of filing of the certificate of incorporation with the Department of State is:

08/15/2014

THIRD: The amendment effected by this certificate of amendment is as follows:

(Set forth each amendment in a separate paragraph providing the subject matter and full text of each amended paragraph. For example, an amendment changing the name of the corporation would read as follows: Paragraph *First* of the Certificate of Incorporation relating to *the corporation name* is hereby amended to read as follows: *First: The name of the corporation is ... (new name) ...*)

Paragraph Fourth of the Certificate of Incorporation relating to

Increasing the total number of shares to be issued. The original 200 shares of no par value have not been issued and will be canceled.

is hereby amended to read in its entirety as follows:

Fourth: The total number of shares which the corporation shall have authority to issue will be 380,000,000. All of the shares will be common shares (Class A).The par value of each share will be $0.0001.

Paragraph ________ of the Certificate of Incorporation relating to

____

is hereby amended to read in its entirety as follows:

____

FOURTH: The certificate of amendment was authorized by: *(Check the appropriate box)*

[X] The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

[ ] The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.



(Signature)

Wanjun Xie
(Name of Signer)

President
(Title of Signer)

14101000 057

4 of 5

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Lemont Inc

(Insert Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name Wanjun Xie

Address 135-50 Roosevelt Ave., 308

City, State and Zip Code Flushing, NY11354

NOTE: This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that all documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee, plus the required tax on shares pursuant to §180 of the Tax Law, if applicable.

For Office Use Only

IC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED OCT 10 2014
TAX $
BY:

RECEIVED
2014 OCT -9 PM 3:03

2014 OCT 10 AM 9:27
FILED

058

Articles of Bylaws

Lemont Inc

A New York Corporation

ARTICLE I: OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OFFICE.

The principal office of the Corporation is hereby fixed in the State of New York or at such other location as may be determined from time to time by the board of directors of the Corporation.

SECTION 2. OTHER OFFICES.

Branch or subordinate offices may be established by the Board of Directors at such other places as may be desirable.

ARTICLE II: SHAREHOLDERS

SECTION 1. PLACE OF MEETING.

Meetings of shareholders shall be held either at the principal executive office of the corporation or at any other location within or without the State of New York which may be designated by written consent of all persons entitled to vote thereat.

SECTION 2. ANNUAL MEETINGS.

The annual meeting of shareholders shall be held on such day and at such time as may be fixed by the Board; provided, however, that should said day fall upon a Saturday, Sunday, or legal holiday observed by the Corporation at its principal executive office, then any such meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings, directors shall be elected by plurality vote and any other proper business may be transacted.

SECTION 3. SPECIAL MEETINGS.

Special meetings of the shareholders may be called for any purpose or purposes permitted under NYBCL at any time by the Board, the Chairman of the Board, the President, or by the shareholders entitled to cast not less than twenty-five percent (25%) of the votes at such meeting. Upon request in writing to the Chairman of the Board, the President, any Vice-President or the Secretary, by any person or persons entitled to call a special meeting of shareholders, the Secretary shall cause notice to be given to the shareholders entitled to vote, that a special meeting will be held not less than thirty-five (35) nor more than sixty (60) days after the date of the notice.

SECTION 4. NOTICE OF ANNUAL OR SPECIAL MEETING.

Written notice of each annual meeting of shareholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and

(i) in the case of a special meeting the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, but, any proper matter may be presented at the meeting for such action. The notice of any meeting at which directors are to be elected shall include the names of the nominees intended, at the time of the notice, to be presented by management for election. Notice of a shareholders' meeting shall be given either personally or by mail or, addressed to the shareholder at the address of such shareholder appearing on the books of the corporation or if no such address appears or is given, by publication at least once in a the website of the corporation. An affidavit of mailing of any notice, executed by the Secretary, shall be prima facie evidence of the giving of the notice.

SECTION 5. QUORUM.

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented and voting at the meeting on any matter shall be the act of the shareholders unless specifically required otherwise in the articles of Incorporation. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the number of shares required as noted above to constitute a quorum. Notwithstanding the foregoing, (1) the sale, transfer and other disposition of substantially all of the corporation's properties and (2) a merger or consolidation of the corporation shall require the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

SECTION 6. ADJOURNED MEETING AND NOTICE THEREOF.

Any shareholders meeting, whether or not a quorum is present, may be adjourned from time to time. In the absence of a quorum (except as provided in Section 5 of this Article), no other business may be transacted at such meeting.

SECTION 7. VOTING.

The shareholders entitled to notice of any meeting or to vote at such meeting shall be only persons in whose name shares stand on the stock records of the corporation on the record date determined in accordance with Section 8 of this Article.

SECTION 8. RECORD DATE.

The Board may fix in advance, a record date for the determination of the shareholders entitled to notice of a meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall be not more than sixty (60) nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise of the rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after the record date. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the meeting. The Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days.

If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which notice is given. The record date for determining shareholders for any purpose other than as set in this Section 8 or Section 10 of this Article shall be at the close of the day on which the Board adopts the resolution relating thereto, or the sixtieth day prior to the date of such other action, whichever is later.

SECTION 9. CONSENT OF ABSENTEES.

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 10. ACTION WITHOUT MEETING.

Any action which, under any provision of law, may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the actions to be taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless a record date for voting purposes be fixed as provided in Section 8 of this Article, the record date for determining shareholders entitled to give consent pursuant to this Section 10, when no prior action by the Board has been taken, shall be the day on which the first written-consent is given.

SECTION 11. PROXIES.

Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such shareholder and filed with the Secretary not less than five (5) days prior to the meeting.

SECTION 12. CONDUCT OF MEETING.

The Chief Executive Officer shall preside as Chairman at all meetings of the shareholders, unless another Chairman is selected. The Chairman shall conduct each such meeting in a businesslike and fair manner, but shall not be obligated to follow any technical, formal or parliamentary rules or principles of procedure. The Chairman's ruling on procedural matters shall be conclusive and binding on all shareholders, unless at the time of ruling a request for a vote is made by the shareholders entitled to vote and represented in person or by proxy at the meeting, in which case the decision of a majority of such shares shall be conclusive and binding on all shareholders without limiting the generality of the foregoing, the Chairman shall have all the powers usually vested in the chairman of a meeting of shareholders.

ARTICLE III: DIRECTORS

SECTION 1. POWERS.

Subject to limitation of the Articles of Incorporation, of these bylaws, and of actions required to be approved by the shareholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may, as permitted by law, delegate the management of the day-to-day operation of the business of the corporation to a management company or other persons or officers of the corporation provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, it is hereby expressly declared that the Board shall have the following powers:

(a) To select and remove all of the officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, or with the Articles of Incorporation or by these bylaws, fix their compensation, and require from them, if necessary, security for faithful service.

(b) To conduct, manage, and control the affairs and business of the corporation and to make such rules and regulations therefore not inconsistent with law, with the Articles of Incorporation or these bylaws, as they may deem best.

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock and to alter the form of such seal and such of certificates from time to time in their judgment they deem best.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidence of debt and securities therefore

.

SECTION 2. NUMBER AND QUALIFICATION OF DIRECTORS.

The authorized number of directors shall be not less than one(1) and not more than nine (9). The authorized number of directors will be decided by annual shareholders meeting.

SECTION 3. ELECTION AND TERM OF OFFICE.

The directors shall be elected at each annual meeting of shareholders but if any such annual meeting is not held or the directors are not elected the shareholders may elect a director or directors at any time to fill any vacancy or vacancies. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote. If the Board accepts the resignation of a director tendered to take effect at a future time, the shareholders shall have power to elect a successor to take office when the resignation is to become effective.

SECTION 4. PLACE OF MEETING.

Any meeting of the Board shall be held at any place within or without the State of New York which has been designated from time to time by the Board. In the absence of such designation meetings shall be held at the principal executive office of the corporation.

SECTION 5. REGULAR MEETINGS.

Immediately following each annual meeting of shareholders the Board shall hold a regular meeting for the purpose of organization, selection of a Chairman of the Board, election of officers, and the transaction of other business. Call and notice of such regular meeting is hereby dispensed with.

SECTION 6. SPECIAL MEETINGS.

Special meetings of the Board for any purposes may be called at any time by the Chairman of the Board, the President, or the Secretary or a majority of the directors. Special meetings of the Board shall be held upon at least four (4) days written notice or forty-eight (48) hours notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the Corporation or as may have been given to the Corporation by the director for the purposes of notice.

SECTION 7. QUORUM.

A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the number of directors required as noted above to constitute a quorum for such meeting.

SECTION 8. PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE.

Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

SECTION 9. WAIVER OF NOTICE.

The transactions of any meeting of the Board, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the meeting.

SECTION 10. ADJOURNMENT.

A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting being adjourned. If the meeting is adjourned for more than forty-eight (48) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

SECTION 11. FEES AND COMPENSATION.

Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board.

SECTION 12. ACTION WITHOUT MEETING.

Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board and shall be filed with the minutes of the proceedings of the Board.

SECTION 13. COMMITTEES.

The board may appoint one or more committees, each consisting of two or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(a) The approval of any action which requires shareholders' approval or approval of the outstanding shares;

(b) The filling of vacancies on the Board or on any committees;

(c) The fixing of compensation of the directors for serving on the Board or on any committee;

(d) The amendment or repeal of bylaws or the adoption of new bylaws;

(e) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable by a committee of the board;

(f) A distribution to the shareholders of the corporation;

(g) The appointment of other committees of the Board or the members thereof.

Any such committee must be appointed by resolution adopted by a majority of the authorized number of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. Unless the Board or such committee shall otherwise provide, the regular or special meetings and other actions of any such committee shall be governed by the provisions of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

ARTICLE IV: OFFICERS

SECTION 1. OFFICERS.

The officers of the corporation shall be the Chief Executive Officer, a president, a secretary and a Chief Financial Officer/ treasurer. The corporation may also have, at the discretion of the Board, one or more vice-presidents, one or more assistant vice presidents, one or more assistant secretaries, one or more assistant treasurers and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

SECTION 2. ELECTION.

The officers of the corporation, except such officers as may be elected or appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the Board, and shall hold their respective offices until their resignation, removal or other disqualification from service, or until their respective successors shall be elected.

SECTION 3. SUBORDINATE OFFICERS.

The Board may elect, and may empower the Chief Executive Officer to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board, or the Chief Executive Officer may from time to time direct.

SECTION 4. REMOVAL AND RESIGNATION.

Any officer may be removed, either with or without cause, by the Board of Directors at any time, or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein. The acceptance of such resignation shall be necessary to make it effective.

SECTION 5. VACANCIES.

A vacancy of any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed by these bylaws for the regular election or appointment to such office.

SECTION 6. CEO.

The CEO shall be the chief executive officer and general manager of the corporation. The CEO shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board at all meetings of "the Board. The CEO has the general powers and duties of management usually vested in the chief executive officer and the general manager of a corporation and such other powers and duties as may be prescribed by the Board.

SECTION 7. PRESIDENT.

In the absence or disability of the CEO, the President, shall perform all the duties of the CEO, and when so acting shall have all the powers of, and be subject to all the restrictions upon the CEO. The President shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the CEO or the Board

SECTION 8. SECRETARY.

The Secretary shall keep or cause to be kept, at the principal executive offices and such other place as the Board may order, a book of minutes of all meetings of shareholders, the Board, and its committees, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at shareholders' meetings, and proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the bylaws of the corporation at the principal executive office of the corporation. The Secretary shall keep, or cause to be kept, at the principal executive office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board and any committees thereof required by these bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

SECTION 9. TREASURER.

The Treasurer is the chief financial officer (CFO of the corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and financial-transactions of the corporation, and shall send or cause to be sent to the shareholders of the corporation such financial statements and reports as are by law or these bylaws required to be sent to them.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the CEO and directors, whenever they request it, an account of all transactions as Treasurer and of the financial conditions of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

SECTION 10. AGENTS.

The CEO, President, the Secretary or Treasurer may appoint agents with power and authority, as defined or limited in their appointment, for and on behalf of the corporation to execute and deliver, and affix the seal of the corporation thereto, to bonds, undertakings, recognizance, consents of surety or other written obligations in the nature thereof and any said officers may remove any such agent and revoke the power and authority given to him.

ARTICLE V: OTHER PROVISIONS

SECTION 1. DIVIDENDS.

The Board may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by law, subject to any contractual restrictions on which the corporation is then subject.

SECTION 2. INSPECTION OF BY-LAWS.

The Corporation shall keep in its Principal executive Office the original or a copy of these bylaws as amended to date which shall be open to inspection to shareholders at all reasonable times during office hours. If the Principal Executive Office of the corporation is outside the State of New York and the Corporation has no principal business office in such State, it shall upon the written notice of any shareholder furnish to such shareholder a copy of these bylaws as amended to date.

SECTION 3. REPRESENTATION OF SHARES OF OTHER CORPORATIONS.

The CEO or any other officer or officers authorized by the Board or the CEO are each authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

ARTICLE VI: INDEMNIFICATION

SECTION 1. INDEMNIFICATION IN ACTIONS BY THIRD PARTIES.

Subject to the limitations of law, if any, the corporation shall have the Power to indemnify any director, officer, employee and agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of to procure a judgment in its favor) against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, provided that the Board shall find that the director, officer, employee or agent acted in good faith and in a manner which such person reasonably believed in the best interests of the corporation and, in the case of criminal proceedings, had no reasonable cause to believe the conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not, of itself create a presumption that such person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that such person had reasonable cause to believe such person's conduct was unlawful.

SECTION 2. INDEMNIFICATION IN ACTIONS BY OR ON BEHALF OF THE CORPORATION.

Subject to the limitations of law, if any, the Corporation shall have the power to indemnify any director, officer, employee and agent of the corporation who was or is threatened to be made a party to any threatened, pending or completed legal action by or in the right of the Corporation to procure a judgment in its favor, against expenses actually and reasonable incurred by such person in connection with the defense or settlement, if the Board of Directors determine that such person acted in good faith, in a manner such person believed to be in the best interests of the Corporation and with such care, including reasonable inquiry, as an ordinarily, prudent person would use under similar circumstances.

SECTION 3. ADVANCE OF EXPENSES.

Expenses incurred in defending any proceeding may be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the officer. director, employee or agent to repay such amount unless it shall be determined ultimately that the officer or director is entitled to be indemnified as authorized by this Article.

SECTION 4. INSURANCE.

The corporation shall have power to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Corporation against any liability asserted against or incurred by the officer, director, employee or agent in such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify the officer, or director, employee or agent against such liability under the provisions of this Article.

ARTICLE VII: AMENDMENTS

These bylaws may be altered, amended or repealed either by approval of a majority of the outstanding shares entitled to vote or by the approval of the Board; provided however that after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a flexible Board or vice versa may only be adopted by the approval by an affirmative vote of not less than two-thirds of the corporation's issued and outstanding shares entitled to vote.

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The Articles of Bylaw was approved on Sep. 20, 014.

Signature: 

Date: 09/20/2015

Wanjun Xie
The President of
Lemont Inc

LEMONT INC 莱蒙特有限公司

Certificate of the Class A Common Shares A 级普通股股票证书

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Certificate No.: 证书编号：

Shares Issuer: Lemont Inc 股票发出者：莱蒙特有限公司

Title of the Class of Securities: Class A Common Share 证券等级名称：**A** 级普通股

Share Quantity: Ten million shares (10,000,000 shares) 股份数：壹仟万股（**10,000,000** 股）

Shareholder: 持股人：

Restrictive Clause: 限制条款：

1. The securities will be restricted to resale within one year since the securities will be effective. 该证券生效之日起，一年内将被限制转售。

2. The shareholders' name of the securities are registered and recorded in Lemont Inc, the securities can't be transferred privately. 此股东姓名在莱蒙特公司登记和记录，此证券不能被私下转让。

3. Before resale the securities, the shares certificate must be return to Lemont Inc. 出售这些证券前，股份证书要退还给莱蒙特公司。

Securities issuing and transferring date: 证券发出和递送日期：

Lemont Inc 莱蒙特有限公司

President: Wanjun Xie 总裁：谢万军

Signature: 签名：________________

Date: 日期：

Director: Liuyan Li 董事：李柳燕

Signature: 签名：________________

Date: 日期：

LEMONT INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

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The Defining Right of Shareholders

1. The shareholders of the Class A common shares have right to share dividend or other benefit.

2. The shareholders of the Class A common shares have right to share all remain assets when the Corporation will be dissolution.

3. The shareholders of the Class A common shares have the cumulative voting rights.

4. The shareholders of the Class A common shares have right to attend the directors' electing and the directors' elected.

5. The shareholders of the Class A common shares have right to know the financial statement.

6. The shareholders of the Class A common shares have right to know the content of any annual shareholders meeting or any special shareholders meeting.

7. The shareholders of the Class A common shares have any special rights which will be provided by the certificate of incorporation or the New York Business Corporation Law.

8. The shareholders of the Class A common shares have some other special rights which will be provided by the articles of corporation.

9. The shareholders of the Class A common shares don't have preemptive rights to purchase in new issues of shares.

Signature: 

Date: 01/20/2015

Wanjun Xie
The President of
Lemont Inc

LEMONT INC

135-50 Roosevelt Ave.. 308, Flushing, NY11354

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The Restrictive Clause to Special Shareholders

1. The securities will be restricted to resale within one year after the securities will be effective.

2. The shareholders' name of the securities are registered and recorded in Lemont Inc.

3. The securities can't be transferred privately.

4. Before resale the securities, the shares certificate must be return to Lemont Inc.

Signature: 
Date: 02/12/2015

Wanjun Xie
President of
Lemont Inc

LEMONT INC

135-50 Roosevelt Ave., 308, Flushing, NY11354

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Promise Letter

Lansdale Inc promises that:

Before the stock price of Lemont Inc will rising up to $20.00, Lansdale Inc will fully support Lemont Inc by grant funds and loans without interest continually.

Signature: 

Date: 12/31/2014

Wanjun Xie
President of
Lansdale Inc

NOTICE OF CLAIM PURSUANT TO COMMODITY FUTURES TRADING COMMISSION REGULATION 4.13(b) UNDER THE COMMODITY EXCHANGE ACT, AS AMENDED

LEMONT INC (the "Claimant") hereby files this NOTICE OF CLAIM pursuant to Commodity Futures Trading Commission ("CFTC") Regulation 4.13.

1. Name of Claimant:	LEMONT INC
Name of pool for which it is claiming exemption:	OANDA POOL OF LEMONT INC
Main Business Address of Claimant:	
Address 1	135-50 ROOSEVELT AVE., 308
Address 2	
Address 3	
City	FLUSHING
State	NY
Province	
Zip Code	11354
Country	US
Telephone	6465086285
Fax	9172852787
E-Mail	CDP1998@HOTMAIL.COM

2. Claimant is filing this NOTICE OF EXEMPTION pursuant to Regulation 4.13(a)(2) and will operate **OANDA POOL OF LEMONT INC**, in accordance with the criteria of such paragraph.

I hereby affirm that, to the best of my knowledge, the information contained in this documents is accurate and complete. This submission constitutes that I, **WANJUN XIE**, am duly authorized to bind **LEMONT INC** (Claimant).

NOTICE OF CLAIM PURSUANT TO COMMODITY FUTURES TRADING COMMISSION REGULATION 4.13(b) UNDER THE COMMODITY EXCHANGE ACT, AS AMENDED

LEMONT INC (the "Claimant") hereby files this NOTICE OF CLAIM pursuant to Commodity Futures Trading Commission ("CFTC") Regulation 4.13.

1. Name of Claimant:	LEMONT INC
Name of pool for which it is claiming exemption:	FXCM POOL OF LEMONT INC

Main Business Address of Claimant:

Address 1	135-50 ROOSEVELT AVE., 308
Address 2	
Address 3	
City	FLUSHING
State	NY
Province	
Zip Code	11354
Country	US
Telephone	6465086285
Fax	9172852787
E-Mail	CDP1998@HOTMAIL.COM

2. Claimant is filing this NOTICE OF EXEMPTION pursuant to Regulation 4.13(a)(2) and will operate **FXCM POOL OF LEMONT INC**, in accordance with the criteria of such paragraph.

I hereby affirm that, to the best of my knowledge, the information contained in this documents is accurate and complete. This submission constitutes that I, **WANJUN XIE**, am duly authorized to bind **LEMONT INC** (Claimant).

32.2